UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Final Amendment)

BLACKROCK PREFERRED PARTNERS LLC
(Name of Subject Company (Issuer))

BLACKROCK PREFERRED PARTNERS LLC
(Name of Filing Person(s) (Issuer))

Limited Liability Company Units
(Title of Class of Securities)

09257G105
(CUSIP Number of Class of Securities)

John M. Perlowski
BLACKROCK PREFERRED PARTNERS LLC
100 Bellevue Parkway
Wilmington, Delaware 19809
1-800-441-7762

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Filing Person(s))

With copies to:

Thomas A. DeCapo, Esq.	Janey Ahn, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP	BlackRock Advisors, LLC
One Beacon Street	55 East 52nd Street
Boston, Massachusetts 02108	New York, New York 10055

June 27, 2012
(Date Tender Offer First Published,
Sent or Given to Security Holders)

CALCULATION OF FILING FEE

Transaction Valuation: $5,378,026.35(a)	Amount of Filing Fee: $616.32(b)

(a)	Calculated as the aggregate maximum purchase price to be paid for 535,127 limited liability company units in the offer, based upon the net asset value per unit ($10.05) on May 31, 2012.

(b)	Calculated at $114.60 per $1,000,000 of the Transaction Valuation.

[X]
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $616.32
Form or Registration No.:  Schedule TO, Registration No. 005-86612
Filing Party:  BlackRock Preferred Partners LLC
Date Filed: June 27, 2012

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]	third-party tender offer subject to Rule 14d-1.

[X]	issuer tender offer subject to Rule 13e-4.

[ ]	going-private transaction subject to Rule 13e-3.

[ ]	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: |X|

This Final Amendment relates to the Tender Offer Statement on Schedule TO (the “Statement”) originally filed on June 27, 2012 by BlackRock Preferred Partners LLC (the “Fund”) in connection with an offer (the "Offer") by the Fund to purchase up to 535,127 of its issued and outstanding limited liability company units (“Units”) from the members of the Fund at a price equal to the net asset value per Unit accepted for repurchase determined as of September 28, 2012 on the terms and subject to the conditions set forth in the Offer to Purchase filed as Exhibit (a)(l)(i) to the Statement.

This is the Final Amendment to the Statement and is being filed to report the results of the Offer.  The following information is furnished pursuant to Rule 13e-4(c)(4):

1.	The Offer expired at 4:00 p.m., Eastern Time, on July 27, 2012.

2.	No Units were validly tendered and not withdrawn prior to the expiration of the Offer.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete and correct.

BLACKROCK PREFERRED PARTNERS LLC

By:	/s/ John M. Perlowski
Name:	John M. Perlowski
Title:	President and Chief Executive Officer

Date: October 23, 2012